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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934)
                               (Amendment No. 2 )*
                                          -----

                       TOTAL-TEL USA COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock -- par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89151T 10-6
                      -------------------------------------
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                     Arent Fox Kintner Plotkin & Kahn PLLC
           1050 Connecticut Avenue, NW, Washington, D. C. 20036-5339
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 5, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   89151T 10-6                            Page 2 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   589,845 Shares of Common Stock (includes
                                   shares pursuant to Agreement to purchase
                                   69,000 Shares of Common Stock)
        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        589,845 Shares of Common Stock (includes shares pursuant to Agreement to purchase 69,000 Shares of Common Stock)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.87%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.   89151T 10-6                            Page 3 of 8 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   520,845 Shares of Common Stock
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        589,845 Shares of Common Stock (includes shares pursuant to Agreement to purchase 69,000 Shares of Common Stock)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.87%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Statement"), as amended by Amendment No. 1 thereto filed on January 30, 1998 ("Amendment No. 1"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         Gold & Appel purchased a total of 76,400 Common Shares between January 30, 1998 and February 6, 1998 on the NASDAQ National Market, as follows:


           Date               Number of Shares            Price per Common Share
           ----               ----------------            ----------------------
         01/30/98                   5,500                        29.5000
         02/02/98                  33,000                        30.3750
         02/02/98                   3,000                        30.5625
         02/02/98                  22,000                        30.6250
         02/03/98                   5,000                        31.0000
         02/05/98                   2,500                        31.2500
         02/05/98                   5,000                        31.0000
         02/06/98                    400                         31.1250
          TOTAL                    76,400


         In addition, under an Agreement to Purchase Stock dated as of January 6, 1998 between Mr. Kevin A. Alward ("Mr. Alward") and Gold & Appel (the "Agreement"), which Agreement was disclosed in Amendment No. 1, Mr. Alward is obligated to sell and deliver 69,000 Common Shares to Gold & Appel at the time Gold & Appel delivers the purchase price of $2,746,200 therefor on October 1, 1998, but not later than October 5, 1998. Gold & Appel has paid Mr. Alward a nonrefundable deposit of $621,000 toward the $2,746,2 00 purchase price. Under the Agreement, Mr. Alward has agreed to grant to Gold & Appel a proxy to vote said 69,000 Common Shares on any matters upon which said shares may be voted until such time as the earlier of the delivery of the purchase price or the termination of the Agreement (the "Proxy").

         All of the funds used to purchase the above-mentioned 76,400 Common Shares acquired by Gold & Appel on the NASDAQ National Market came from Gold & Appel's general corporate funds.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 589,845 Common Shares (of which 69,000 Common Shares have not yet been acquired but may be acquired under the Agreement on October 1, 1998 but not later than October 5, 1998, and are subject to the Proxy), representing approximately 18.87% of the outstanding Common Shares, based on the outstanding shares as of December 11, 1997 pursuant to the Issuer's Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 15, 1997.

                  By virtue of the power-of-attorney dated January 6, 1995 and remaining in full force and until January 15, 1998, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "1995 Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the 1995 Power-of-Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of US WATS, Inc. on January 21, 1997, and is incorporated herein by this reference. The terms of the 1995 Power-of-Attorney were renewed pursuant to a power-of-attorney from Gold & Appel effective as of January 14, 1998 and remaining in full force and until January 19, 1998, a copy of which is included herewith as Exhibit 7.2 (the "January 14, 1998 Power-of-Attorney") and a power-of-attorney from Gold & Appel dated January 19, 1998 and remaining in full force and until January 15, 2001, a copy of which is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel and Walt Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference (the "January 19, 1998 Power-of-Attorney") (the 1995 Power-of-Attorney, January 14, 1998 Power of Attorney and January 19, 1998 Power-of-Attorney being referred to collectively as the "Power-of-Attorney"). Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 29,465 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 589,845 Common Shares (includes 69,000 Common Shares which may be acquired under the Agreement and which are subject to the Proxy). Mr. Anderson has the power, in the name of and on behalf of Gold & Appel, to dispose of the 520,845 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

          (c) Since the filing of Amendment No. 1, as reported in item 3 above, Gold & Appel purchased an aggregate of 76,400 Common Shares on the NASDAQ National Market.

          (d) No person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common shares beneficially owned by Gold & Appel or Mr. Anderson. Until the delivery of the

                   Common Shares to Gold & Appel pursuant to the Agreement, Mr. Alward has the sole right to receive dividends paid on the 69,000 Common Shares subject to the Agreement.
                   Mr. Alward has the sole right to receive the proceeds from the sale of said shares.

          (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended as follows:

          Except for the Power-of-Attorney, the Joint Filing Agreement attached to this Statement as Exhibit 7.1 and the Agreement and the Proxy described in item 3 above, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.            MATERIALS TO BE FILED AS EXHIBITS.

                   Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.

                   Exhibit 7.2 Power-of-Attorney effective as of January 14, 1998 from Gold & Appel appointing Walt Anderson as attorney-in-fact for Gold & Appel.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:     February 11, 1998

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands corporation

                                            By /s/ Walt Anderson
                                            ------------------------------------
                                            Walt Anderson, Attorney-in-Fact for
                                            Gold & Appel Transfer, S.A.

                                            /s/ Walt Anderson
                                            ------------------------------------
                                            Walt Anderson